EXHIBIT 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We consent to the inclusion in this annual report on Form 40-F of:

  our audit report dated March 12, 2007 on the consolidated balance sheets of Harvest Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income, unitholders' equity and cash flows for each of the years then ended, our Comments by Auditors for United States Readers on Canada-United States Reporting Differences, dated March 12, 2007,

  our Report of Independent Registered Public Accounting Firm dated March 12, 2007 on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, each of which is contained in this Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2006.

signed "KPMG LLP"
Chartered Accountants

Calgary, Canada
March 29, 2007